[TriMas Corporation Letterhead]

January 9, 2013

Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

VIA EDGAR

Re:	TriMas Corporation Form 10-K for the Year Ended December 31, 2011 Filed February 27, 2012 File No. 1-10716

Dear Mr. Decker:

TriMas Corporation (the “Company”) has received your letter dated December 27, 2012 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) relating to the Form 10-K for the Year Ended December 31, 2011 (the “Form 10-K”), filed by the Company with the Commission on February 27, 2012.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K.  The Company acknowledges that comments of the Staff regarding the Form 10-K or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to such filings.  The Company also acknowledges that the Staff’s comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have reproduced the comment from the Comment Letter (in bold) immediately before the Company’s response.

January 9, 2013

Exhibit 23.1

1.	It appears that this consent, which is incorporated into various registration statements, is unsigned. Please amend to include a signed consent.

Response:  The Company acknowledges the Staff’s comment and will, promptly following the filing of this letter, file the consent with the conformed signature on a Form 8-K, which is automatically incorporated into the Company’s currently effective registration statements pursuant to the following statements included in the referenced registration statement:

1.	Registration Statement on Form S-8 (No. 333-145815), filed with the Commission on August 31, 2007 (Part II, Item 3. Incorporation of Documents by Reference.):

All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such documents.  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.  Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

2.	Registration Statement on Form S-8 (No. 333-179761), filed with the Commission on February 28, 2012 (Part II, Item 3. Incorporation of Documents by Reference.):

In addition, all documents the Company subsequently files pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities covered hereby then remaining unsold are incorporated by reference in this Registration Statement and are a part hereof from the date of filing of such documents.

3.
Registration Statement on Form S-3 (No. 333-172525), filed with the Commission on February 28, 2011 (Page 37, Information Incorporated by Reference), and Pre-Effective Amendment No. 1, filed with the Commission on March 31, 2011(Page 37, Information Incorporated by Reference):

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information.  We incorporate by reference the documents listed below [list intentionally omitted] and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act.

January 9, 2013

[Text intentionally omitted.]

All documents we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus but before the termination of the offering by this prospectus shall be deemed to be incorporated herein by reference and to be a part hereof from the date of the filing of those documents.  In addition, we also incorporate by reference all filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the filing of this registration statement and prior to the effectiveness of this registration statement.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

4.
Registration Statement on Form S-3 (No. 333-165219), filed with the Commission on March 4, 2010 (Page 24, Information Incorporated by Reference), and Pre-Effective Amendment No. 1, filed with the Commission on April 21, 2010 (Page 24, Information Incorporated by Reference):

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information.  We incorporate by reference the documents listed below [list intentionally omitted] and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act.

[Text intentionally omitted.]

All documents we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus but before the termination of the offering by this prospectus shall be deemed to be incorporated herein by reference and to be a part hereof from the date of the filing of those documents.  In addition, we also incorporate by reference all filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the filing of this registration statement and prior to the effectiveness of this registration statement.

January 9, 2013

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

The Company expects to file its Form 10-K for the Year Ended December 31, 2012 by February 28, 2013, which will include as an exhibit the consent of the Company’s independent registered public accounting firm in respect of the Company’s 2012 audit.  The Company will receive a properly signed copy of this consent prior to filing and the filed copy of this consent will include the conformed signature.

The Company notes, consistent with its conversations with Mr. Decker, that the Company did in fact receive a properly signed consent from its auditors prior to filing such consent as an exhibit to the Company’s Form 10-K and it appears that the conformed signature in the originally filed consent was inadvertently omitted as a result of clerical or mechanical error.

_________________________________

We believe that we have fully responded to your comments.  However, if you have any questions about any of our responses to your comments or require further explanation, please do not hesitate to contact me at (248) 631-5496 (phone) or (248) 631-5455 (facsimile).

Very truly yours, /s/ A. Mark Zeffiro A. Mark Zeffiro Chief Financial Officer

cc:	Joshua Sherbin Paul Swart